SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             SCHEDULE 13G

        INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 1)


                          Ashland Coal, Inc.
                           (Name of issuer)


                             Common Stock
                    (Title of class of securities)


                              043906 10 6
                            (CUSIP number)


     Check the following box if a fee is being paid with the
statement.        (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)
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CUSIP No. 043906 10 6    13G


1    NAME OF REPORTING PERSONS        Ashland Oil, Inc.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          61-0122250

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
          N/A                                          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Kentucky

  NUMBER OF      5  SOLE VOTING POWER
   SHARES             6,998,129
BENEFICIALLY     6  SHARED VOTING POWER
  OWNED BY            0
    EACH         7  SOLE DISPOSITIVE POWER
  REPORTING           6,998,129
 PERSON WITH     8  SHARED DISPOSITIVE POWER
                      0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,998,129

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES
          N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          38.3%

12   TYPE OF REPORTING PERSON
          CO
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                   Securities and Exchange Commission
                         Washington, D.C. 20549
                              Schedule 13G

Item 1. (a)  Name of Issuer:  Ashland Coal, Inc.

        (b)  Address of Issuer's Principal Executive Offices:
             P. O. Box 6300
             Huntington, West Virginia 25771

Item 2. (a)  Name of Person Filing:  Ashland Oil, Inc.

        (b)  Address of Principal Business Office:
             P.O. Box 391
             Ashland, Kentucky 41114

        (c)  Citizenship:  Kentucky

        (d)  Title of Class of Securities:  Common Stock

        (e)  CUSIP Number:  043906 10 6

Item 3. Not applicable

Item 4. (a)  Amount Beneficially Owned:  6,998,129 shares

        (b)  Percent of Class:  38.3%

        (c)  Number of shares to which such person has:

               (i)   sole power to vote or to direct the vote -
                     6,998,129
              (ii)   shared power to vote or to direct the vote - 0
             (iii) sole power to dispose or to direct the disposition of - 6,998,129
              (iv) shared power to dispose or to direct the disposition of - 0

Item 5.    Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person:

               Not applicable
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Item 7.    Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported on By the Parent Holding
           Company:

               Not applicable

Item 8.    Identification and Classification of Members of the Group:

               Not applicable

Item 9.    Notice of Dissolution of Group:

               Not applicable

Item 10.   Certification:

               Not applicable


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              February 9, 1994
                              ________________________________
                              (Date)


                              /s/  Thomas L. Feazell
                              ________________________________
                              Thomas L. Feazell
                              Senior Vice President, General Counsel
                              and Secretary of Ashland Oil, Inc.
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